

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 26, 2008

Mr. Ming Wong
Devonshire Resources Ltd.
#1500 701 West Georgia Street
Vancouver, British Columbia V7Y 1C6
Canada

> **Re: Devonshire Resources Ltd.**
> **Form 20-F for Fiscal Year Ended June 30, 2007**
> **Filed January 2, 2008**
> **File No. 0-51236**

Dear Mr. Wong:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2007

Selected Financial Data, page 5

1.   Please revise your table of selected financial data to include the respective data for your fiscal periods ended June 30, 2004 and June 30, 2005, in accordance with Item 3.A. of Form 20-F.

Financial Statements

Audit Opinion

2.   We note you have not included audit reports for your fiscal years ended June 30,
        2006 and June 30, 2005. Once you have obtained permission from your auditors,
        and a re-issuance of the audit reports, please amend your filing to include the
        reports within the document.

        In addition, we note that your auditors have placed reliance on the work of other
        auditors in rendering their audit opinion on the inception-to-date information,
        covering the period from February 6, 2004 (inception) through June 30, 2006.
        Given this reliance, you will need to include the reports of the prior auditors upon
        whom reliance is being placed, provided that you are able to obtain their
        permission. If this is not feasible, your present auditors should remove the
        reference to the other auditors in their opinion. Under these circumstances, you
        will need to obtain a new audit of the inception-to-date information or revise your
        financial statements to identify the cumulative activity as "un-audited."

Note 12- Subsequent Events, page 20

3.   We note your disclosure stating that on August 16, 2007 you received shareholder
        approval by way of a special resolution for the consolidation of your share capital
        on the basis of one new common share for every ten existing common shares
        outstanding. According to Section 3500 of the CICA Handbook, when a change
        in the number of common shares resulting from a reverse stock split occurs after
        the end of the period but before the completion of the financial statements,
        earnings per share computations for all financial statements presented should be
        based on the new number of shares. Please revise your financial statements
        accordingly, or tell us why you believe this guidance does not apply to you.

Note 14- Reconciliation of Canadian and United States Generally Accepted Accounting
Principles, page 21

Statement of Cash Flow Difference, page 23

4.   We note that your balance of cash and cash equivalents for the period ended June
        30, 2007 under U.S. GAAP is ($546,804). Generally, negative amounts in cash at
        the end of the year should be re-classified to liabilities. In addition, we note that
        your cash and cash equivalents under U.S GAAP for the years ended June 30,
        2007 and 2006 do not agree to the comparable balances under Canadian GAAP.
        Ordinarily, we do not find differences in cash and cash equivalents between U.S.
        GAAP and Canadian GAAP. Please expand your disclosure to identify all of the
        differences that you believe exist. Also, describe your approach in presenting

"mineral exploration property costs expensed" as investing cash *inflows*, and revise as necessary to remedy this apparently illogical characterization.

Further, we note that you have captions stating 'Cash flows from investing activities, Canadian GAAP' and 'Cash flows from financing activities, Canadian GAAP.' However, it does not appear that you are presenting a reconciliation from Canadian GAAP to U.S. GAAP, but rather statements of cash flows under U.S. GAAP. If true, please correct these captions.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744, or Nasreen Mohammed at (202) 551-3773, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief